Filed Pursuant to 424(b)(3)
File No. 333-124288
HEALTH GRADES, INC.
SUPPLEMENT, DATED DECEMBER 23, 2005,
TO PROSPECTUS, DATED MAY 12, 2005
Essex Woodlands Health Ventures IV, L.P. (“Essex Woodlands”) has advised us that it has sold 5,000,000 shares of our common stock at a price of $5.55 per share, or an aggregate of $27,750,000. MDB Capital Group LLC, a registered broker-dealer, acted in a dual agency capacity in connection with the sale, receiving a commission of $0.05 per share from Essex Woodlands, or $250,000, and $0.05 per share from the purchasers. Net proceeds to Essex Woodlands were $27,500,000.
After giving effect to the sale, Essex Woodlands continues to own 4,136,802 shares of our common stock. These shares constitute approximately 15 percent of our outstanding common stock, based on 27,584,166 shares of common stock outstanding on October 31, 2005. Essex Woodlands may offer and sell such shares from time to time pursuant to the prospectus.